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                             August 22, 2023

       Jason Hanson
       Chief Executive Officer
       enGene Holdings Inc.
       7171 Rue Frederick Banting
       Saint-Laurent, QC H4S IZ9, Canada

                                                        Re: enGene Holdings
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 9,
2023
                                                            File No. 333-273851

       Dear Jason Hanson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No.1 to Registration Statement on Form S-4

       Questions and Answers about the Business Combination...
       What is the PIPE Financing?, page 28

   1. We note your response to our prior comment 8. Please include the portion of such response that indicates
the material differences in the price per share of the FEAC Shares issued at the time of
the IPO and the price of the securities being issued in the private placements at the time
of the Business Combination.
       Proposal No. 1 - The Business Combination Proposal
       Background of Business Combination, page 175

   2. We note your response to our prior comment 15 and reissue in part. Please include a description of the
discussions that took place in the May 30, 2022 meeting.
 Jason Hanson
FirstName LastNameJason Hanson
enGene Holdings  Inc.
Comapany
August 22, NameenGene
           2023        Holdings Inc.
August
Page 2 22, 2023 Page 2
FirstName LastName
3. We note your revisions in response to prior comment 21. Please further expand your disclosure to indicate if the waiver of the corporate opportunities doctrine impacted
         FEAC's search for an acquisition target.
Business of enGene
Fast Tracked Product Candidate in Underserved Market, page 297

4. You make some assertions regarding the safety of EG-70 including your statement that the
         EG-70 "3-month data collected from all patients in the Phase 1 portion of the ongoing
         LEGEND trial demonstrated a favorable safety profile[.]" Safety is a determination that is within the authority of the FDA. Please revise or remove these statements and similar statements throughout your prospectus. Note that you may state your product candidate has been well tolerated, if accurate.
Our Strategy, page 298

5. We note your response to our previous comment 32 specifically where you state that you attempted to follow FDA guidance for the design of clinical studies for development of novel NMIBC treatments. On page 303 you affirmatively state that you have followed such guidance. Please clarify if during the FDA discussion of your EG-70 development plan the FDA made changes that allowed you to be in compliance with such guidance.
Product and Pipeline Development, page 300

6. We note your response to our previous comment 35 and reissue. Please revise the pipeline table on page 300 to include columns for Phase 1, 2 and 3 clinical trials.
Legend: A Phase 1/2 Study of EG-70 in NMIBC
Phase 2 Trial, page 307

7. We note your response to our previous comment 34 and reissue in part. At first use please define cystoscopic CR in layman terms.
Analysis if intravesical mEG-70 treatment..., page 311

8. We note your response to our previous comment 40. Please revise your tables on pages
         312 and 315 so that all text is legible. Specifically, the key to the mouse chart on page 312 and 315 as well as the text within the table at the bottom of page
315.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Jason Hanson
enGene Holdings Inc.
August 22, 2023
Page 3

       You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameJason Hanson
                                                        Division of Corporation
Finance
Comapany NameenGene Holdings Inc.
                                                        Office of Life Sciences
August 22, 2023 Page 3
cc:       Howard A. Kenny, Esq.
FirstName LastName